Exhibit 1.02

Vicor Corporation

Conflict Minerals Report

for the Year Ended December 31, 2013

This Conflict Minerals Report (“CMR”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Securities and Exchange Commission (“SEC”) adopted the Rule to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain so-called conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not the conflict minerals fund armed conflict in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”).

1.	Company Overview

This report has been prepared by management of Vicor Corporation (herein referred to as “Vicor, “the Company,” “we,” “us,” or “our”). The information in this report covers the activities of Vicor and all of its consolidated subsidiaries.

We design, develop, manufacture and market modular components and complete systems for converting, regulating, and controlling electric current. In electrically-powered devices utilizing Alternating Current (“AC”) voltage from a primary AC source (for example, a wall outlet), a power system converts AC voltage into the stable Direct Current (“DC”) voltage necessary to power subsystems and/or individual applications or “loads”. In many electronic devices, this DC voltage may be further converted to one or more lower voltages required by a range of loads. In equipment utilizing DC voltage from a primary DC source (for example, a generator or battery), the initial DC voltage frequently requires further conversion to one or more voltages. Because numerous applications requiring different DC voltages and varied power ratings may exist within an electronic device, and system power architectures themselves vary, we offer an extensive range of products and accessories in numerous application-specific configurations. Our website, www.vicorpower.com, sets forth detailed information describing all of products and the applications for which they may be used. The information contained on our website is not a part of, nor incorporated by reference into, this Specialized Disclosure Report on Form SD and shall not be deemed “filed” under the Exchange Act.

Products Overview

We offer a comprehensive range of component-level building blocks to configure a power system specific to a customer’s needs. Since introducing and popularizing the encapsulated “brick” during the 1980s, our product focus has been on high performance DC-DC switching converters, which provide the transformation, regulation, isolation, filtering, and/or input protection necessary to power and protect sophisticated electronic loads. A secondary and highly complementary product strategy has been to vertically integrate our component-level building blocks into complete power systems representing turnkey AC-DC and DC-DC solutions for our customers’ power needs. We target markets and applications for which the high conversion efficiency (i.e., the ratio of output power in watts to the power consumed by the device) and high power density (i.e., the amount of power in watts divided by the volume of the device) of our products are well suited.

The market for power supplies and their enabling components regularly evolves in response to advancing technologies and corresponding changes in customer requirements. Throughout our history, we have modified our strategy to adapt to evolving market challenges and opportunities, leveraging our strength in research and development. In response to current trends and changes in customer requirements, we are implementing a strategy addressing both the realities of today’s power conversion marketplace and our vision of its long-term direction. Our balanced strategy involves maintaining a profitable legacy business in bricks and brick-based system solutions, while investing in the next generation of power management components incorporating innovations of our VI Chip TM and Picor ® subsidiaries. VI Chip designs, develops, manufactures, and markets a range of advanced power conversion components, including those that enable our Factorized Power Architecture TM (“FPA”), a power system architecture based on proprietary power conversion innovations embodied in a family of highly differentiated modules for implementation of FPA designs. Picor is a fabless (i.e., it utilizes third parties to manufacture its products) designer, developer, and marketer of high performance integrated circuits and related products for use in a variety of power system applications.

Supply Chain

Our supply chain includes over 1,300 different suppliers. Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. There are many tiers of suppliers and sub-suppliers between the Company and a smelter that processes 3TG that is contained in a particular product. Therefore, it is inherently difficult to ascertain the ultimate source of 3TG in the products we manufacture.

As a result, we are relying on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers. In 2013, we revised contract terms applicable to most of our suppliers with regard to 3TG. Those terms require suppliers to issue certificates certifying compliance with Section 1502 of the Dodd-Frank Act, as may be applicable to the materials and/or services being provided. Our primary means of determining country of origin of necessary 3TG was by conducting a supply chain survey with direct suppliers using the joint Electronic Industry Citizen Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) EICC-GeSI Conflict Minerals Reporting Template. This supply chain survey, and the conflict minerals program as a whole, has been developed and implemented in cooperation with our third-party service provider, Assent Compliance, Inc. (“Assent”). All of our direct suppliers were surveyed as we could not definitively determine which supplier sourced material contained 3TG that were necessary to the functionality or production of our products.

Conflict Minerals Policy

We have adopted the following conflict minerals policy:

Vicor Corporation’s goal is to maintain the highest standards of integrity and ethical behavior in the conduct of our business. We also seek to comply fully with laws and regulations affecting the conduct of our business.

Provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act require us to make reasonable efforts to determine and document the origin of certain metals used in our products. The intent of the provisions is to inhibit and restrict the demand for “Conflict Minerals” (i.e., gold, tantalum, tin, and tungsten, as well as their ores) sourced from the Democratic Republic of the Congo, or the adjoining central African countries of Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia, thereby reducing financial support for the ongoing humanitarian crisis in the region. Vicor is fully committed to the effort to exclude from its products any Conflict Minerals, the purchase of which might indirectly benefit insurgent, armed groups, and others engaged in the abuse of human rights.

Having confirmed the use of the subject metals in our products, we established and begun a process by which we are documenting our supply chain and identifying vendors of the subject metals. With these vendors, we will seek to identify the country and mine of origin for the subject metals we use. If we conclude we have used “Conflict Minerals”, we must undertake further evaluation of the specific metals to determine their specific source (i.e., whether the metals were sourced from a mine, smelter, or refiner not participating in an approved conflict-free certification program).

We are collaborating closely with parties in our supply chain, with the objective of developing and implementing a robust process by which Vicor maintains “DRC Conflict Free” status. We require all parties in our Supplier Base to be DRC Conflict Free, to source only from conflict free areas and to utilize smelters certified DRC Conflict Free under the Conflict Free Smelter Program, developed by the Electronic Industry Citizen Coalition and the Global e-Sustainability Initiative. We also are supporting our customers’ efforts to reach the common goal of a socially and environmentally responsible supply chain.

Our policy is publicly available on our website at www.vicorpower.com under “About Vicor”.

2.	Conflict Minerals Compliance Process

2.1	Design of Reasonable Country of Origin Inquiry (“RCOI”)

Our RCOI was designed to provide a reasonable basis for us to determine whether we source 3TG from the Covered Countries.

Our primary means of determining country of origin of necessary 3TG was by conducting a supply chain survey with direct suppliers using the template developed by the EICC and the GeSI, known as the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a direct supplier’s conflict minerals policy, engagement with its direct suppliers, and a listing of the smelters the direct supplier and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in the direct supplier’s products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool are available on EICC’s website. Many companies are using the Template in their compliance processes related to conflict minerals. All of our direct suppliers were surveyed as we could not definitively determine which products contained 3TG that were necessary to the functionality or production of our products. This supply chain survey, and the conflict minerals program as a whole, has been developed and implemented in cooperation with Assent.

We began our supplier scoping process by filtering our vendor list to remove:

•	Service providers/suppliers

•	Indirect materials suppliers

•	Inactive suppliers (minimum 5 years since last purchase)

This was done to ensure that all suppliers surveyed provided items to Vicor that were used in final products in the year 2013. Once the filtering was completed, we populated the list with contact information and this list, composed of 1,354 suppliers, was then provided to Assent for upload to their Assent Compliance Manager SaaS (Software as a Solution) system. Assent then conducted the supplier survey portion of the RCOI.

During the supplier survey, suppliers were contacted via the Assent Compliance Manager, a SaaS platform that enables its users to complete and track supplier communications as well as allow suppliers to upload completed EICC-GeSI forms directly to the platform for “red flag” assessment and management. Non-responsive suppliers were contacted a minimum of three times by the Assent Compliance Manager and then were also managed by the Assent Compliance Supply Chain team in one-on-one communications. This included two to three follow ups from the supply chain team. After three months of non-responsiveness, suppliers were then contacted via email and phone by Vicor procurement team members as an escalation to encourage their response via the EICC-GeSI forms to Assent.

2.2	Management Systems

Conflict Minerals Policy

As described above, we have adopted a conflict minerals policy, which is posted on our website at http://www.vicorpower.com/about-vicor.

Internal Team and Training

The Company has established a management team relating to conflict minerals. Our management team is overseen by the Chief Financial Officer and a team of subject matter experts from relevant functions such as quality, supply chain, operations, finance and legal. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by the RoHS Compliance Manager, who acts as the conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.

We, in cooperation with Assent, have developed internal training programs to educate anyone within the Company that is a potential contact point for suppliers or other external parties regarding the Company’s conflict minerals compliance efforts. We intend to review our training programs at least annually to make sure they are continuously aligned with current regulations, our initiatives, and the tools we use.

Control Systems

As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other manufacturers in our industry and other sectors. Without limitation, we participate in the Association Connecting Electronics Industries (IPC) industry-wide initiative to disclose upstream actors in the supply chain.

Our controls include our Code of Business Conduct and Ethics, which outlines expected behaviors for all our employees.

We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers.

In accordance with the Organization for Economic Co-operation and Development (“OECD”) requirement to strengthen engagement with suppliers, we have, in cooperation with Assent, provided education to suppliers on the Conflict Minerals regulations as well as the expectations of the law (see Section 2.4, below). In addition, we have leveraged the existing communications within the Company, specifically through our procurement personnel, to encourage supplier interactions with Assent as well for them to understand the need for completion of the surveys. Feedback from this process has allowed us to enhance the training, focus it and adapt it to each user’s needs. It has also allowed for our supplier communications to be more focused and ensure expectations are clear.

Grievance Mechanism

We have longstanding grievance mechanisms whereby employees and suppliers can report violations of the Company’s policies, including our conflict minerals policy.

Records Maintenance

We have retained all relevant documentation from our RCOI and due diligence.

2.3	Identify and Assess Risk in Our Supply Chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult for us to identify actors upstream from our direct suppliers. Accordingly we participate in industry-wide initiatives as described above.

We have identified approximately 1,300 direct suppliers. We rely on suppliers whose materials or components contain 3TG to provide us with information about the source of 3TG contained in those materials or components. Our direct suppliers similarly rely upon information provided by their suppliers. Many of the largest suppliers either are SEC registrants and subject to the Rule or are suppliers to other SEC registrants that are subject to the Rule.

Risks and red flags are identified automatically based on criteria established for supplier responses in Assent’s Conflict Policy document and Management System. Red flag responses are dealt with directly by a member of the Assent Compliance Supply Chain staff who contacts the supplier, gathers pertinent data and performs an assessment of the supplier’s conflict minerals status.

2.4	Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, the Company has an approved risk management plan through which the conflict minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management.

As described above, we participate in industry-wide initiatives to disclose upstream actors in the supply chain.

As part of our risk management plan, to ensure suppliers understand our expectations, we have provided both video, recorded training and documented instructions through Assent. We answered all questions that suppliers requiring further clarification presented to us. We then provided each supplier a copy of the EICC-GeSI reporting template (see Section 3, below) to complete for purposes of conflict minerals tracking. Furthermore, we reviewed responses to the reporting template with specific suppliers where we needed clarification. As the program progresses, contacts via email and phone by Vicor procurement team members have been or will be completed as an escalation to ensure the importance of a response via EICC-GeSI forms to Assent, and the required cooperation for compliance with the Rule, will be emphasized.

As described in our conflict minerals policy, we intend to engage any of our suppliers whom we have reason to believe are supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance.

2.5	Report on Supply Chain Due Diligence

This conflict minerals report is being filed with the SEC as an exhibit to our specialized disclosure report on Form SD and is available on our website at www.vicorpower.com under “About Vicor”.

3.	Due Diligence Process

Design of Due Diligence

We have designed due diligence measures to conform in all material respects with the OECD Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten. Our conflict minerals due diligence process includes: the development of a Conflict Minerals Policy, establishment of governance structures with cross functional team members and senior executives, communication to, and engagement of, suppliers, due diligence compliance process and measurement, record keeping and escalation procedures. We periodically report to senior management and the Audit Committee of the Company’s Board of Directors with respect to our due diligence process and compliance obligations.

The due diligence response follow-up process, as completed by Assent, is a 2 stage data analysis that pushes all supplier responses towards compliance:

•	Stage 1 - Pass/Fail - Did the supplier pass our minimum Pass/Fail criteria from the Template?

•	Stage 2 - Approved/Rejected - Did the supplier provide supporting evidence to validate its initial EICC response?

The goal is to get all suppliers into the “Approved” status.

During formal verification, Assent contacts the suppliers who have met the pass criteria and supporting documentation is requested that validates the claims made on the EICC-GeSI form. Supporting documentation requests include a copy of the supplier’s conflict minerals policy and an outline of their due diligence and corrective actions measures.

Due Diligence Results

During our due diligence efforts, members of Assent and/or members of the Vicor supply chain team made at least three follow-up inquiries to each “failed” suppler who did not respond to our initial survey, by phone or email. Assent reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template. Assent worked directly with those suppliers to provide revised responses.

The large majority of the responses received provided data at the supplier company level or a division/segment level relative to the supplier, rather than at a level directly relating to a part number that the supplier supplies to us, or were otherwise unable to specify the smelters or refiners used for components supplied to us. We were therefore unable to determine whether any of the 3TG that these suppliers reported were contained in components or parts that the suppliers supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

As a result, we have elected not to present smelter and refiner names in this report.

Efforts to Determine Mine or Location of Origin

Through our participation in the OECD implementation programs, and requesting our suppliers to complete the Template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

4.	Planned Process Improvements

We intend to take the following steps to improve our conflict minerals program:

a.	Expand the number of suppliers requested to supply information.

b.	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

c.	Engage any of our suppliers found to be supplying us with 3TG from sources in the DRC or any adjoining country that they cannot demonstrate are “DRC conflict free” to establish an alternative source of 3TG that they can demonstrate are “DRC conflict free”.

d.	Work with the OECD and relevant trade associations and other groups to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.